Filed by: Finisar Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Optium Corporation

Commission File No.: 001-33109

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to, statements related to the anticipated consummation of the proposed combination of Finisar Corporation (“Finisar”) and Optium Corporation (“Optium”), the benefits of the proposed combination, the future financial performance of Finisar after the proposed combination and each company’s expected reported revenues for its latest quarter.  All forward-looking statements included in this filing are based on information available to Finisar and Optium as of the date of this filing and current expectations, forecasts and assumptions of each company.  Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated.  In the case of each company’s expected revenues for its latest quarter, these risks and uncertainties include adjustments to preliminary financial results that may result from the completion of the normal quarterly financial reporting process.  In the case of the proposed combination of Finisar and Optium, these risks and uncertainties include the risk that the proposed combination may not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained;  difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; risks associated with the rapidly evolving markets for both companies’ products, the historical dependence of each company on a limited number of customers, and fluctuations in the mix of products and customers in any period; the risks associated with ongoing new product development, and introduction of new and enhanced products; the challenges of rapid growth followed by periods of contraction;  intensive competition; and the other risks and uncertainties faced by each company, as reported in their most recent respective Forms 10-K, Forms 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).  No forward-looking statements in this filing or those filings should be relied upon as representing Finisar’s or Optium’s views or expectations as of any subsequent date and neither company undertakes any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

Important Additional Information

In connection with the proposed combination of Finisar and Optium, Finisar plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and Optium plans to file with the SEC the same Joint Proxy Statement/Prospectus.  The definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of Finisar and Optium after clearance with the SEC.  Each company will also file with the SEC from time to time other documents relating to the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY EITHER FINISAR OR OPTIUM WITH THE SEC

RELATING TO THE PROPOSED COMBINATION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

Copies of the documents filed with the SEC by Finisar or Optium may be obtained free of charge from the SEC website maintained at www.sec.gov.  In addition, Finisar’s SEC filings may be obtained free of charge from Finisar’s website (www.Finisar.com) or by calling Finisar’s Investor Relations department at 408-542-5050 and Optium’s filings may be obtained free of charge from Optium’s website (www.Optium.com) or by calling Optium’s Investor Relations department at 267-803-3801.

Each of Finisar and Optium, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from that company’s respective stockholders in connection with the proposed combination.  Information about the directors and executive officers of Finisar (including their respective ownership of Finisar shares) is contained in Finisar’s annual meeting proxy statement filed with the SEC on February 21, 2008 and available free of charge in the manner described above.  Information about the directors and executive officers of Optium (including their respective ownership of Optium shares) is contained in Optium’s annual meeting proxy statement filed with the SEC on November 13, 2007 and available free of charge in the manner described above.  Additional information regarding the interests of such participants in the proposed combination will be included in the Joint Proxy Statement/Prospects and the other documents filed by each company with the SEC relating to the proposed combination (when filed).

Filed below is a letter sent by the Chairmen and Chief Executive Officers of each of Finisar Corporation and Optium Corporation to the employees of both companies in connection with the companies’ previously announced definitive merger agreement. [The press release referenced in the letter has previously been filed by each company on Form 8-K (and under Rule 425) and is therefore omitted from this filing.]

May 16, 2008

Dear Finisar and Optium Employees:

Today, you are part of a great milestone in our industry.  Earlier this morning, we announced the signing of a definitive agreement that will combine Optium and Finisar in an all-stock merger transaction.  When the combination becomes final, the new combined company will be the premier supplier of optical communication solutions with over $600 million in annualized revenues.  A copy of the press release is attached and we encourage you to read it.

This exciting transaction is a reflection of the dedicated efforts you collectively have made in contributing to the success of Finisar and Optium, respectively.   Over the last two decades, Finisar has established itself as a market leading supplier of products for high speed optical communications products with a focus on LAN, SAN and metro networks, plus test and monitoring solutions for the storage industry.  Optium, in just seven years, has become one of the most respected suppliers of high-performance optics in our industry with a great mix of 10Gb/s 300pin tunable, 40Gb/s, ROADM and cable TV products.  As you can see, the bulk of these areas are complementary, not duplicative.  This transaction will unleash the value inherent in both Finisar and Optium by combining two great companies with outstanding products, customers and people into one superior company with a tremendous future.

We are also excited to announce that the leadership of the combined company will reflect the shared visions of Finisar and Optium.  Upon the closing of the combination, Jerry Rawls, Finisar’s Chairman and CEO will remain executive Chairman of the combined company and Eitan Gertel, Optium’s Chairman and CEO, will assume the role of Chief Executive Officer.  We have known each other for many years and are looking forward to forming a powerful partnership.

There are many reasons why the two boards of directors and senior managements of both companies believe this combination makes compelling sense for their shareholders, employees and customers:

•                  The combination will create the broadest product line in the industry, with products and solutions for every aspect of the optical network—from datacom, to telecom, and from networking monitoring to cable TV.

•                  While the two companies share many of the same customers, to a large extent we do not deliver the same products into those customers.  As a result, there is a great potential for growth through customer and/or product cross-selling opportunities.

•                  Technology and continued innovation is vital to our long-term success.  We will combine two great teams of innovators enabling even faster speed to market and a sharper focus on next generation R&D that will outpace our competitors.  Like our respective products, our R&D operations are largely complementary.

•                  The combination will bring new opportunities to balance our expertise in high-end, customized solutions with the ongoing need to find less expensive ways to manufacture our more mature products.

Following the satisfaction of customary closing conditions, including regulatory approvals and approval by both Optium and Finisar shareholders, we expect to complete this transaction in the third calendar quarter of 2008.   In the meantime, Finisar and Optium will remain separate companies, with separate management, customers and products.   That said, we will begin to plan for the transition right away in order to make the best use of our combined assets going forward.

The Finisar name will survive while our headquarters will be split, for now, between Sunnyvale, California and Horsham, PA, until we make more definitive announcements regarding our integration plans.  The locations of the two companies are also complementary and the combination is not expected to result in any meaningful location discontinuation.

Naturally, this type of news and the prospect of changes can create uncertainty.  Although many decisions have yet to be determined, we would hope that the pace of our continued growth would continue to offer new and exciting opportunities for everyone.  Whatever decisions emerge from the transition planning regarding infrastructure changes and the impact on employees (which we expect will be limited), both companies are totally committed to treating our employees with the utmost consideration.  We will do our best to communicate with employees as the transaction proceeds and we ask for your patience as we work on all the details.  In the meantime, it is business as usual.  We are depending on all of you to remain customer focused and continue executing on your company’s current business plans.

Both of us want to extend our thanks to all of you for your continued dedication and efforts in making Finisar and Optium what they are today.  We now need your help to deliver the potential of this great new combined company, with approximately 5,000 employees world-wide.  We look forward to your continued support as we work to create value for shareholders, customers and very importantly, each of you.

/s/ Jerry Rawls	/s/ Eitan Gertel

Jerry Rawls	Eitan Gertel
Chairman and Chief Executive Officer	Chairman and Chief Executive Officer
Finisar	Optium

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to, statements related to the anticipated consummation of the proposed combination of Finisar and Optium, the benefits of the proposed combination, the future financial performance of Finisar after the proposed combination and each company’s expected reported revenues for its latest quarter.  All forward-looking statements included in this communication are based on information available to Finisar and Optium as of the date of this communication and current expectations, forecasts and assumptions of each company.

Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated.  In the case of each company’s expected revenues for its latest quarter, these risks and uncertainties include adjustments to preliminary financial results that may result from the completion of the normal quarterly financial reporting process.  In the case of the proposed combination of Finisar and Optium, these risks and uncertainties include the risk that the proposed combination may not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained;  difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; risks associated with the rapidly evolving markets for both companies’ products, the historical dependence of each company on a limited number of customers, and fluctuations in the mix of products and customers in any period; the risks associated with ongoing new product development, and introduction of new and enhanced products; the challenges of rapid growth followed by periods of contraction;  intensive competition; and the other risks and uncertainties faced by each company, as reported in their most recent respective Forms 10-K, Forms 10-Q and other filings with the  SEC.  No forward-looking statements in this communication or those filings should  be relied upon as representing Finisar’s or Optium’s views or expectations as of any subsequent date and neither company undertakes any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

Important Additional Information

In connection with the proposed combination of Finisar and Optium, Finisar plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and Optium plans to file with the SEC the same Joint Proxy Statement/Prospectus.  The definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of Finisar and Optium after clearance with the SEC.   Each company will also file with the SEC from time to time other documents relating to the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY EITHER FINISAR OR OPTIUM WITH THE SEC RELATING TO THE PROPOSED COMBINATION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

Copies of the documents filed with the SEC by Finisar or Optium may be obtained free of charge from the SEC website maintained at www.sec.gov.  In addition, Finisar’s SEC filings may be obtained free of charge from Finisar’s website (www.Finisar.com) or by calling Finisar’s Investor Relations department at 408-542-5050 and Optium’s filings may be obtained free of charge from Optium’s website (www.Optium.com) or by calling Optium’s Investor Relations department at 267-803-3801.

Each of Finisar and Optium, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from that company’s respective stockholders in connection with the proposed combination.  Information about the directors and executive officers of Finisar (including their respective ownership of Finisar shares) is contained in Finisar’s annual meeting proxy statement filed with the SEC on February 21, 2008 and available free of charge in the manner described above.  Information about the directors and executive officers of Optium (including their respective ownership of Optium shares) is contained in Optium’s annual meeting proxy statement filed with the SEC on November 13, 2007 and available free of charge in the manner described above.  Additional information regarding the interests of such participants in the proposed combination will be included in the Joint Proxy Statement/Prospectus and the other documents filed by each company with the SEC relating to the proposed combination (when filed).